9 May 2001

THE UNILEVER SHARE MATCHING SCHEME

For the May 2001 “VPA in Shares” award to WL4 and WL5 managers, the following specific information will apply to the attached General Rules of the Unilever Share Matching Scheme.

Award Date:	Friday 4 May 2001
Retention Period:	5 years
Vesting Date:	Wednesday 3 May 2006
Bank:	ABN-AMRO Bank Rotterdam

1	.	Definitions And Interpretation	1
2	.	Grant Of Awards	2
3	.	Limits	3
4	.	Purchased Shares	3
5	.	Retention	3
6	.	Vesting Of Awards	4
7	.	Takeover, Reconstruction And Winding-Up	6
8	.	Variation Of Capital	6
9	.	Alterations	6
10	.	Board And Remuneration Committee	7
11	.	Miscellaneous	7

Unilever SMS	9 May 2001

THE UNILEVER SHARE MATCHING SCHEME

1.	DEFINITIONS AND INTERPRETATION
1.1	In this Scheme, unless the context otherwise requires:-
"Award" means a grant of Share Units under the Scheme subject to the Vesting Conditions, for a nil or nominal consideration;
"Award Date" means the date upon which an Award is granted to a Participant under the Scheme;
"the Board" means the boards of directors of NV and PLC or a committee appointed by such board of directors;
“Euronext” means the Euronext Amsterdam N.V.;
"the London Stock Exchange" means the London Stock Exchange plc;
"Matching Shares" means the number of shares in NV and PLC subject to an Award;
"NV" means Unilever N.V. having its registered office in Rotterdam (registered number: 51830);
"Participant" means a person who holds an Award granted under the Scheme;
"Participating Company" means NV, PLC or any Subsidiary;
"PLC" means Unilever PLC (registered in England and Wales No. 41424);
"Purchased Shares" means shares in NV and PLC purchased or acquired by a Participant in accordance with Rule 4 below;
"the Remuneration Committee" means the committee established by NV and PLC as the remuneration committee of the Board;
“the Retention Period” means the period from the Award Date until the Vesting Date;
"the Scheme" means The Unilever Share Matching Scheme as herein set out but subject to any alterations or additions made under Rule 9 below;
"Share Unit" means a unit comprising:
(a) such number of ordinary shares in the share capital of NV, or depository receipts thereof, as the Board in its absolute discretion shall determine; and
(b) such number of ordinary shares in the share capital of PLC as the Board in its absolute discretion shall determine
"Subsidiary" means a body corporate which is a subsidiary of NV (within the meaning of article 24a Book 2 Civil Code) or of PLC (within the meaning of section 736 of the Companies Act 1985) or any other company the Board has determined to be a subsidiary for the purposes of the Scheme;

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“the Vesting Conditions” means the following conditions to which the vesting of the Awards is subject:
(a) the Participant has not withdrawn from retention in accordance with Rule 5 any of the Purchased Shares in respect of which the Award was made before the Vesting Date; and
(b) the Participant has not ceased to be a director or employee of a Participating Company at any time during the Retention Period.
"the Vesting Date" means such anniversary of the Award Date as shall be determined by the Board prior to the grant of the Award, provided that such anniversary shall not be earlier than the third anniversary.

1.2	Any reference in the Scheme to any enactment includes a reference to that enactment as from time to time modified extended or re-enacted.
2.	GRANT OF AWARDS
2.1	Subject to sub-rules 2.2 and 2.4 below, to Rule 3 below, and to director or employee purchasing shares in accordance with Rule 4 below, the Board may grant an Award to any director of a Participating Company, who is required to devote the whole or substantially the whole of his working time to the service of any Participating Company, or to any employee of a Participating Company, upon the terms set out in the Scheme and such other terms as the Board may specify.

2.2	An Award may only be granted under the Scheme:-
(a)	within the period of 6 weeks beginning with the date on which the Scheme is adopted by NV and PLC or with the dealing day next following the date on which NV and PLC announce results for any period, or at any other time when the circumstances are considered by the Board to be sufficiently exceptional to justify the grant thereof; and

(b) within the period of 10 years beginning with the date on which NV and PLC adopt the Scheme.
2.3	There shall be no, or no more than a nominal, monetary consideration for the grant of any Award under the Scheme
2.4	The grant of any Award under the Scheme shall be subject to obtaining any approval or consent required as a result of NV shares or depository receipts thereof and PLC shares being listed on Euronext, the London Stock Exchange or any other stock exchange.

2.5	An Award granted under the Scheme to any person shall not, except in the case of death as provided in sub-rule 6.3 below, be capable of being transferred by him and shall lapse forthwith if it is so transferred or if he is adjudged bankrupt.

2.6	The number of Matching Shares which are the subject of an Award to a Participant shall be the same number as the number of Purchased Shares in respect of which the Award is granted.

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3.	LIMITS
3.1	Subject to sub-rules 3.2 and 3.3 below, the Board may issue shares to satisfy Awards.
3.2	No Awards shall be granted in any year which would, at the time they are granted, cause the number of shares in the share capital of NV or PLC which shall have been or may be issued in pursuance of Awards granted in the period of 10 calendar years ending with that year, under this Scheme or under to any other employees' share scheme adopted by NV or PLC respectively to exceed such number as represents 10 per cent. of the ordinary share capital of NV or PLC respectively in issue at that time.

3.3	No Awards shall be granted in any year which would, at the time they are granted, cause the number of shares in the share capital of NV or PLC which shall have been or may be issued in pursuance of Awards granted in the period of 10 calendar years ending with that year under the Scheme or in pursuance to any other executive share option scheme adopted by NV or PLC respectively to exceed such number as represents 5 per cent of the ordinary share capital of NV or PLC respectively in issue at that time.

4.	PURCHASED SHARES
4.1	Prior to the grant of the Award, a Participant must have purchased or acquired ordinary shares in the share capital of NV, or depository receipts thereof, and ordinary shares in the share capital of PLC as Purchased Shares in accordance with sub-rule 4.2 below.

4.2	A director or employee invited in accordance with the rules of this Scheme to become a Participant may, with the consent of the Board, or must, when so required by the Board, purchase or acquire shares on or before the Award Date, using such part as the Board shall determine of such bonus, variable pay award or other payment paid to him by a Participating Company (after deduction of tax) as the Board shall direct.

5.	RETENTION
5.1	The Purchased Shares and the Matching Shares shall be held in an account in the name of the Participant with a bank to be designated by the Board ("the Bank").
5.2	The Bank will hold the shares on condition that the Participant must agree with the Bank that the Participant cannot instruct the Bank to assign, transfer or charge the Matching Shares during the Retention Period. The Participant will further authorise the Bank to transfer the Matching Shares in accordance with the instructions from NV or PLC in the event of forfeiture of the Matching Shares.

5.3	During the Retention Period the Participant may at any time assign, transfer and charge the Purchased Shares. However, in the event of such assignment or transfer by the Participant of any of the Purchased Shares during the Retention Period, the Participant will immediately forfeit his entitlement to the Matching Shares and any dividends received on the Matching Shares during the Retention Period which have not yet been reinvested in accordance with sub-rule 5.4. Upon forfeiture of the Matching Shares the Bank will transfer the Matching Shares in accordance with the instructions from NV or PLC.

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5.4	Dividends received on the Purchased and Matching Shares during the Retention Period will be reinvested by the Bank in Share Units, which will be added to the balance of Purchased Shares and Matching Shares respectively and which will be treated as Purchases Shares and Matching Shares respectively during the Retention Period and for the purposes of the Scheme.

5.5	The Participant will have the right to exercise the voting rights attaching to the Purchased Shares and the Matching Shares during the Retention Period.
5.6	The Board shall be entitle from time to time to substitute for the arrangements prescribed in this Rule 5 such other arrangements for holding the Purchased Shares and the Matching Shares during the Retention Period as it may in its absolute discretion decide are appropriate and, subject to the provisions of Rule 9, to amend the provisions of the Scheme that are related to and consequential upon those arrangements.

6.	VESTING OF AWARDS
6.1	The vesting of any Award granted under the Scheme shall be effected in such form and manner as the Board may from time to time prescribe.
6.2	Subject to sub-rules 6.3, 6.4 and 6.8 below and to Rule 7 below an Award granted under the Scheme shall only vest at the Vesting Date if the Vesting Conditions are satisfied at the Vesting Date.
6.3	If a Participant dies before the Vesting Date and at a time when he is a director or employee of a Participating Company, or if a Participant ceases to be a director or employee of a Participating Company before the Vesting Date by reason of ill-health, injury or disability, the Retention Period will terminate upon the occurrence of such an event and thereupon the Award will vest in full.

6.4	If a Participant ceases to be a director or employee of a Participating Company, the following provisions apply in relation to any Award granted to him under the Scheme:
(a) if he so ceases by reason of
(i) redundancy; or
(ii)	by reason only that his office or employment is in a company which ceases to be a Participating Company, or relates to a business or part of a business which is transferred to a person who is not a Participating Company the Participant must elect by notice in writing to the Board within three months after ceasing to hold office in or to be employed by a Participating Company, either (a) to remain a Participant under the Scheme until the Vesting Date at which date the Award will vest in full, or (b) to leave the Scheme and retain a time-proportionate part of the Matching Shares, which will vest when the notice of election is received by the Board;

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For the avoidance of doubt the time-proportionate part shall be the percentage of the Award as equals the length of time the Participant was in employment during the Vesting Period in relation to the length of the Vesting Period.

(b)	if he so ceases by reason of retirement on reaching the age at which he is bound to retire in accordance with the terms of his contract of employment, the Participant will remain a Participant under the Scheme until the Vesting Date at which date the Award will vest;

(c)	retirement before reaching the age at which he is bound to retire in accordance with the terms of his contract of employment, the Participant will remain a Participant under the Scheme until the Vesting Date at which date the Award will vest, provided that if he so retires otherwise than at the request of the company of which he is a director or employee, Awards granted within one year preceding such retirement shall lapse;

(d)	for any other reason, the Award shall lapse and the entitlement to the Matching Shares shall be forfeited, unless the Board considers that there are exceptional circumstances to justify the vesting of the Award, in which case the Board shall determine at what time and to what extent the Award will vest.

For the avoidance of doubt if under this clause a Participant remains a member of the Scheme after ceasing employment the Purchased Shares shall be retained until the Vesting Date.
6.5	A Participant shall not be treated for the purposes of sub-rule 6.3 and 6.4 as ceasing to be a director or employee of a Participating Company until such time as he is no longer a director or employee of any of the Participating Companies, and a female Participant who ceases to be such a director or employee by reason of pregnancy or confinement and who exercises her right to return to work under the Employment Rights Act 1996 or any similar act before the vesting of an Award under the Scheme shall be treated for those purposes as not having ceased to be such a director or employee.

6.6.	Upon the vesting of an Award the Matching Shares can be freely disposed of by the Participant and NV and PLC will procure that the Bank shall comply with the instructions of the Participant to assign, transfer, sell or charge the Matching Shares, subject to sub-rule 6.7 and 6.8.

6.7	The transfer of any shares under the Scheme shall be subject to obtaining any such approval or consent as is mentioned in sub-rule 2.4 above.
6.8	In a case where a Participating Company is obliged (in any jurisdiction) to account for any tax for which a person is liable as a result of the vesting of an Award and/or for any social security contributions recoverable from that person (together, the "Tax Liability"), the Board shall, unless they have (or a Participating Company has) received on or prior to the Vesting Date of an Award payment in cleared funds from that person of an amount not less than the Tax Liability, not be obliged to procure the Bank to comply with the Participant's instructions (in sub-rule 6.6 above) to transfer the shares unless that person has given irrevocable instructions to the Bank for (i) the sale of sufficient shares to

Unilever SMS	5	9 May 2001

realise the Tax Liability and (ii) the payment of such amount to the relevant Participating Company.
7.	TAKEOVER, RECONSTRUCTION AND WINDING-UP
7.1	If any person obtains control of NV or PLC as a result of making a general offer to acquire shares in the Company, or having obtained such control makes such an offer, the Board shall within 7 days of becoming aware thereof notify every Participant thereof, and, subject to sub-rules 6.3, 6.4, 6.7 and 6.8 above and 7.3 below, an Award granted under the Scheme will vest after one month (or at such later time as the Board may determine) of such notification.

7.2	For the purposes of sub-rule 7.1 above, a person shall be deemed to have obtained control of the NV or PLC if he and others acting in concert with him have together obtained control of it.
7.3	If any person becomes bound or entitled to acquire shares in PLC under sections 428 to 430F of the Companies Act 1985, or if under section 425 of that Act the Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of PLC or its amalgamation with any other company or companies, or if NV or PLC passes a resolution for voluntary winding up, or for amalgamation or legal merger with another company, or if an order is made for the compulsory winding up of NV of PLC, the Board shall within 7 days of becoming aware thereof notify every Participant thereof, and, subject to sub-rules 6.3, 6.4, 6.7 and 6.8, an Award will vest after one month of such notification (or at such later time as the Board may determine.

8.	VARIATION OF CAPITAL
8.1	In the event of any increase or variation of the ordinary share capital of NV or PLC (whenever effected), the Board may make such adjustments as it considers appropriate under sub-rule 8.2 below.
8.2	An adjustment made under this sub-rule shall be to the number of shares in respect of which any Award is granted under the Scheme.
8.3	As soon as reasonably practicable after making any adjustment under sub-rule 8.2 above, the Board shall give notice in writing thereof to any Participant affected thereby.
9.	ALTERATIONS
9.1	Subject to sub-rule 9.2 below, the Board may at any time alter or add to all or any of the provisions of the Scheme, or the terms of any Award granted under it, in any respect.
9.2	Subject to sub-rule 9.3 below, no alteration or addition to the advantage of Participants shall be made under sub-rule 9.1 above to the provisions of sub-rules 2.1 to 2.4, 2.6, Rule 3, sub-rules 6.2 to 6.5, Rule 7, or Rule 8 above, or of this Rule, without the prior approval by ordinary resolution of the shareholders of NV and PLC in general meeting.

9.3	Sub-rule 9.2 above shall not apply to:-

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9.3.1	any minor alteration to benefit the administration of this Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or any Group Member; or

	9.3.2	any alteration or addition solely relating to any special term specified by the Board.
9.4	No alteration or addition to the disadvantage of any existing rights of a Participant shall be made under sub-rule 9.1 above unless:-
	(a)	the Board shall have invited every such Participant to give an indication as to whether or not he approves the alteration or addition, and
	(b)	the alteration or addition is approved by a majority of those Participants who have given such an indication.
9.5	As soon as reasonably practicable after making any alteration or addition under sub-rule 9.1 above, the Board shall give notice in writing thereof to any Participant affected thereby.
10.	BOARD AND REMUNERATION COMMITTEE
10.1	When the Board exercises any of its powers under the Rules of the Scheme it shall do so acting under the guidance of the Remuneration Committee.
11.	MISCELLANEOUS
11.1	The rights and obligations of any individual under the terms of his office or employment with any Participating Company shall not be affected by his participation in the Scheme or any right which he may have to participate therein, and an individual who participates therein shall waive any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under or be entitled to any Award under the Scheme as a result of such termination.

11.2	In the event of any dispute or disagreement as to the interpretation of the Scheme, or as to any question or right arising from or related to the Scheme, the decision of the Board shall be final and binding upon all persons.

11.3	NV, PLC and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153(4) of the Companies Act 1985 and, where applicable, section 154 of that Act.

11.4	Any notice or other communication under or in connection with the Scheme may be given by personal delivery or by sending the same by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Participating Company, either to his last known address or to the address of the place of business at which he performs the whole or substantially

Unilever SMS	7	9 May 2001

the whole of the duties of his office or employment, and where a notice or other communication is given by first-class post, it shall be deemed to have been received 48 hours after it was put into the post properly addressed and stamped.

11.5	The rules of the Scheme and the rights and obligations of any individual thereunder shall be governed by and construed in accordance with the law of the Netherlands in the case of an individual who is a director or employee of NV or any Subsidiary of NV and in accordance with the law of England in the case of an individual who is a director or employee of PLC or any Subsidiary of PLC.

Unilever SMS	8	9 May 2001